

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2014

Via E-mail
Mr. David E. Berger
Executive Vice President and Chief Financial Officer
Information Services Group, Inc.
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901

> **Re:** **Information Services Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 7, 2014**
> **File No. 1-33287**
> **Form 10-Q for the Quarterly Period Ended June 30, 2014**
> **Filed August 11, 2014**
> **File No. 1-33287**

Dear Mr. Berger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

General

1.   We note the use of non-GAAP financial measures in your earnings release. Please tell us whether you consider adjusted EBITDA and adjusted net income to be key performance indicators. To the extent these measures are considered to be key performance indicators, in future filings please include the measure as well as the required disclosure in accordance with Item 10(e) of Regulation S-K within your Management's Discussion and Analysis.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Note 10 – Financing Arrangements and Long-term Debt, page 11

2.   We note from your disclosure that the triggering event related to the Compass convertible notes occurred on March 21, 2014. Please explain to us and disclose in future filings if there was a change in accounting for the convertible note subsequent to the triggering event.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant